Exhibit 21.1

Subsidiaries

Subsidiaries of Southwest Casino Corporation:
Southwest Eagle, LLC (f/k/a Southwest Charitable Enterprises, LLC)
Southwest Casino and Hotel Corp.

Subsidiaries of Southwest Casino and Hotel Corp.:
Gold Rush I, LLC
Southwest Entertainment, Inc.
Southwest Casino Deadwood, LLC
SW Missouri, LLC
North Metro Harness Initiative, LLC (not consolidated)

Subsidiaries of SW Missouri, LLC:
Southwest Missouri Gaming, LLC (not consolidated)